Via Facsimile and U.S. Mail
Mail Stop 6010

November 9, 2006

Mr. Peter T. Kissinger
President, Chairman and CEO
Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, Indiana 47906

> **Re: Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed January 18, 2006**
> **Form 10-Q and 10-Q/A for the quarter ended June 30, 2006**
> **File No. 0-23357**

Dear Mr. Kissinger:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief